SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of September 2016

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

1 Ha’Ofeh Street, Kadima-Tzoran, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On September 26, 2016, R.V.B Holdings Ltd. (the “Company”) held the 2016 Annual General Meeting of Shareholders (the “Meeting”) at 1 Azrieli Center, Tel Aviv, Israel.  At the Meeting, at which a quorum was present, each proposal on the agenda was duly approved.  A description of the proposals can be found in the Company’s proxy statement with respect to the Meeting, which was attached as Exhibit 99.2 to the Company’s Report on Form 6-K/A, furnished to the Securities and Exchange Commission on August 25, 2016.

A notice announcing the results of the Meeting is appended to this report as Exhibit 99.1.

99.1	Notice Announcing the results of the 2016 Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 28, 2016	R.V.B. HOLDINGS LTD.

	By:	/s/ Omer Bar Yochai
	Name:	Omer Bar Yochai
	Title:	Chief Executive Officer